ATCO

GROUP

Corporate Office

SUPPL

05012075

Telephone: (403) 292-7564
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

October 7, 2005

SEC MAIL PROCESSING
RECEIVED
OCT 26 2005
WASH, D.C. 185 SECTION

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed October 7, 2005 for symbol ACO.NV.X
- Corporation's Form 1, filed October 7, 2005 for symbol ACO.Y
- Corporation's Form 1, filed October 7, 2005 for symbol ACO.PR.A
- Insider Report, filed October 7, 2005 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

Leslie Lawson
Corporate Secretarial Dept.

Encl.

PROCESSED
OCT 27 2005
THOMSON
FINANCIAL

dlw 10/27

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.NV.X
Reporting Period:	09/01/2005 - 09/30/2005

Summary

Issued & Outstanding Opening Balance :	26,491,240	As at :	09/01/2005
	Effect on Issued & Outstanding Securities		
Employee Stock Option Plan	22,200		
Other Issuances and Cancellations	26,454,440		
Issued & Outstanding Closing Balance :	52,967,880		

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	**874,300**	As at :	09/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/14/2005	N	874,300			
Filer's comment Two-for-one stock split.					
09/30/2005	N		22,200		
Totals		874,300	22,200	0	0

Stock Options Outstanding Closing Balance:	**1,726,400**	As at :	09/30/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/14/2005	Stock Dividend (No Plan)	26,491,240
09/30/2005	Conversion (General)	3,200
09/30/2005	Issuer Bid	-40,000
Totals		26,454,440

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2005 15:47:10
Last Updated:	10/07/2005 15:24:08

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	09/01/2005 - 09/30/2005

Summary

Issued & Outstanding Opening Balance :	3,482,942	As at :	09/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	3,479,742		
Issued & Outstanding Closing Balance :	6,962,684		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/14/2005	Stock Dividend (No Plan)	3,482,942
09/30/2005	Conversion (General)	-3,200
Totals		3,479,742

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2005 15:50:26
Last Updated:	10/07/2005 15:49:20

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	09/01/2005 - 09/30/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	09/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2005 15:51:15
Last Updated:	10/07/2005 15:51:05

Insider transaction detail - View details for insider

2005-10-07 18:27 ET

Transactions sorted by : Insider
Insider company name : ATCO Ltd. (Starts with)
Filing date range : October 7, 2005 - October 7, 2005

Insider name: ATCO Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: ATCO LTD.

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Non-Voting Shares Class I

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
567285	2005-09-02	2005-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+8,000	41.7700	8,000						
567286	2005-09-02	2005-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-8,000		0						
567288	2005-09-09	2005-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+8,000	41.5600	8,000						
567290	2005-09-09	2005-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-8,000		0						
567292	2005-09-16	2005-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+8,000	40.4800	8,000						
567296	2005-09-16	2005-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-8,000		0						
567298	2005-09-23	2005-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+8,000	39.8900	8,000						
567307	2005-09-23	2005-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-8,000		0						
567310	2005-09-30	2005-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+8,000	40.8600	8,000						
567313	2005-09-30	2005-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-8,000		0						